As filed with the Securities and Exchange Commission on June 23, 2017

Registration No. _____

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

# FORM S-8

## REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

# DENBURY RESOURCES INC.

*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Delaware** | **20-0467835** |
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |
| **5320 Legacy Drive, Plano, TX** | **75024** |
| *(Address of principal executive offices)* | *(Zip Code)* |

---

**DENBURY RESOURCES INC. AMENDED AND RESTATED
2004 OMNIBUS STOCK AND INCENTIVE PLAN**

*(Full title of the plan)*

---

**Mark C. Allen**
**Sr. Vice President and Chief Financial Officer**
**Denbury Resources Inc.**
**5320 Legacy Drive**
**Plano, Texas 75024**
**(972) 673-2000**
*(Name, address and telephone number,
including area code, of agent for service)*

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑    Accelerated filer ☐    Non-accelerated filer ☐    Smaller reporting company ☐    Emerging growth company ☐

(Do not check if a smaller reporting company)

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

## CALCULATION OF REGISTRATION FEE

| Title of Class of Securities to be Registered | Amount to be Registered (1)(2) | Proposed Maximum Offering Price per Share (3)(4) | Proposed Maximum Aggregate Offering Price (3)(4) | Amount of Registration Fee |
|---|---|---|---|---|
| Common Stock $.001 Par Value | 13,900,000 | $ 1.37 | $ 19,043,000 | $ 2,207.08 |

(1) The securities to be registered are 13,9000,000 additional shares that may be offered or issued under the Registrant's Amended and Restated 2004 Omnibus Stock and Incentive Plan (the "2004 Plan"), which additional shares consist of (a) 3,900,000 additional shares that became reserved and available for issuance upon stockholder approval of the amendment and restatement of the 2004 Plan at the Company's 2017 Annual Meeting of Stockholders and (b) 10,000,000 shares that may become available for reissuance in connection with awards under the 2004 Plan in accordance with the share recycling provisions and the other terms and conditions of the 2004 Plan.

(2) Pursuant to Rule 416 under the Securities Act of 1933, as amended (the "Securities Act"), this Registration Statement is deemed to include additional shares of Common Stock issuable under the terms of the 2004 Plan to prevent dilution resulting from any future stock split, stock dividend or similar transaction.

(3) Estimated solely for the purpose of calculating the registration fee.

(4) Calculated pursuant to Rule 457(c) and (h)(1) under the Securities Act. Accordingly, the price per share of Common Stock offered hereunder pursuant to the 2004 Plan is the price per share of $1.37, which is the average of the highest and lowest selling price per share of Common Stock by the New York Stock Exchange on June 21, 2017.

**Denbury Resources Inc.**

**TABLE OF CONTENTS**

**Denbury Resources Inc.**

**EXPLANATORY NOTE**

By this Registration Statement, Denbury Resources Inc. (the "Registrant" or the "Company" or "we" or "our" or "us") is registering an additional 13,9000,000 shares of its Common Stock that may be offered or issued under the 2004 Plan, which additional shares consist of (a) 3,900,000 additional shares that became reserved and available for issuance upon stockholder approval of the amendment and restatement of the 2004 Plan at the Company's 2017 Annual Meeting of Stockholders and (b) 10,000,000 shares that may become available for reissuance in connection with awards under the 2004 Plan in accordance with the share recycling provisions and the other terms and conditions of the 2004 Plan. The contents of the following prior registration statements are incorporated by reference into this Registration Statement pursuant to General Instruction E of Form S-8: Registration Nos. 333-116249, 333-143848, 333-160178, 333-167480, 333-189438, 333-206320 and 333-212402.

## PART I

## INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

Information specified in Item 1 and Item 2 of this Part I of Form S-8 to be contained in the Section 10(a) prospectus is omitted from this Registration Statement and will be sent or given to the participant(s) in accordance with Rule 428 under the Securities Act and the Explanatory Note to Part I of Form S-8.

## PART II

## INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

### Item 3. Incorporation of Documents by Reference.

Any reports filed by us with the Securities and Exchange Commission (the "SEC") after the date of this Registration Statement and before the date that the offering of the securities by means of this Registration Statement is terminated will automatically update and, where applicable, supersede any information contained in or incorporated by reference in this Registration Statement. We incorporate by reference (excluding any information furnished pursuant to Items 2.02 or 7.01 of any report on Form 8-K) the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in the registration statement and to be part thereof from the date of filing such documents:

1.  Our Annual Report on Form 10-K for the year ended December 31, 2016, filed on March 1, 2017;
2.  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed on May 5, 2017; and
3.  Our Current Reports on Form 8-K filed on March 27, 2017; May 4, 2017; and May 26, 2017.

### Item 5. Interests of Named Experts and Counsel.

The validity of the shares of Common Stock covered by this Registration Statement has been passed upon by James S. Matthews, Senior Vice President, General Counsel and Secretary of the Company.  As of the date of this Registration Statement, Mr. Matthews beneficially owns (i) 247,554 shares of Common Stock of the Company (including 125,615 restricted shares subject to forfeiture provisions) and (ii) 13,739 stock appreciation rights at an exercise price of $16.77, which expire in 2020.

**Item 8. Exhibits.**

(a)  Exhibits.

    The following documents are included as a part of this Registration Statement.

| Exhibit No. | Document Description |
|---|---|
| 4.1 | Denbury Resources Inc. Amended and Restated 2004 Omnibus Stock and Incentive Plan, as amended and restated effective as of May 24, 2017 (incorporated by reference to Exhibit 10.1 of Form 8-K filed by the Company on May 26, 2017, File No. 001-12935). |
| 4.2 | Second Restated Certificate of Incorporation of Denbury Resources Inc. filed with the Delaware Secretary of State on October 30, 2014 (incorporated by reference to Exhibit 3(a) of Form 10-Q filed by the Company on November 7, 2014, File No. 001-12935). |
| 4.3 | Second Amended and Restated Bylaws of Denbury Resources Inc. as of November 4, 2014 (incorporated by reference to Exhibit 3(b) of Form 10-Q filed by the Company on November 7, 2014, File No. 001-12935). |
| 5.1* | Opinion of James S. Matthews, Senior Vice President, General Counsel and Secretary of Denbury Resources Inc. |
| 23.1* | Consent of PricewaterhouseCoopers LLP. |
| 23.2* | Consent of DeGolyer and MacNaughton. |
| 23.3* | Consent of James S. Matthews (included in Opinion filed as Exhibit 5.1 hereto). |
| 24.1* | Power of Attorney (included on signature page). |

\*    Included herewith.

**Denbury Resources Inc.**

**SIGNATURES**

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, Texas, on June 23, 2017.


Denbury Resources Inc.

/s/ Mark C. Allen
_____
Mark C. Allen
Sr. Vice President and Chief Financial Officer

/s/ Alan Rhoades
_____
Alan Rhoades
Vice President and Chief Accounting Officer


**POWER OF ATTORNEY**

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Christian S. Kendall, Mark C. Allen and Alan Rhoades, and each of them, each with full power to act without the other, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, and to file the same with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person hereby ratifying and confirming that each of said attorneys-in-fact and agents or his substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

| | |
|---|---|
| June 23, 2017 | /s/ Phil Rykhoek |
| | Phil Rykhoek<br>Director and Chief Executive Officer<br>(Principal Executive Officer) |
| June 23, 2017 | /s/ Mark C. Allen |
| | Mark C. Allen<br>Sr. Vice President and Chief Financial Officer<br>(Principal Financial Officer) |
| June 23, 2017 | /s/ Alan Rhoades |
| | Alan Rhoades<br>Vice President and Chief Accounting Officer<br>(Principal Accounting Officer) |
| June 23, 2017 | /s/ John P. Dielwart |
| | John P. Dielwart<br>Chairman of the Board |

**Denbury Resources Inc.**

| | |
|---|---|
| June 23, 2017 | /s/ Michael B. Decker |
| | Michael B. Decker<br>Director |
| June 23, 2017 | /s/ Gregory L. McMichael |
| | Gregory L. McMichael<br>Director |
| June 23, 2017 | /s/ Kevin O. Meyers |
| | Kevin O. Meyers<br>Director |
| June 23, 2017 | /s/ Lynn A. Peterson |
| | Lynn A. Peterson<br>Director |
| June 23, 2017 | /s/ Randy Stein |
| | Randy Stein<br>Director |
| June 23, 2017 | /s/ Laura A. Sugg |
| | Laura A. Sugg<br>Director |

**INDEX TO EXHIBITS**

| Exhibit No. | Document Description |
| --- | --- |
| 5.1 | Opinion of James S. Matthews, Senior Vice President, General Counsel and Secretary of Denbury Resources Inc. |
| 23.1 | Consent of PricewaterhouseCoopers LLP. |
| 23.2 | Consent of DeGolyer and MacNaughton. |

**Exhibit 5.1**

June 23, 2017

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024

Re:     Securities Being Registered under Registration Statement on Form S-8

Ladies and Gentlemen:

This opinion letter is furnished to you in connection with the Registration Statement on Form S-8 ("**Registration Statement**") to be filed with the Securities and Exchange Commission (the "**SEC**") by Denbury Resources Inc., a Delaware corporation (the "**Company**"), pursuant to the Securities Act of 1933, as amended (the "**Securities Act**"), relating to an additional 13,900,000 of the $0.001 par value common stock of the Company (the "**Common Stock**") that may be offered or issued under the Denbury Resources Inc. Amended and Restated 2004 Omnibus Stock and Incentive Plan (the "**2004 Plan**"), which additional shares consist of (a) 3,900,000 additional shares that became reserved and available for issuance upon stockholder approval of the amendment and restatement of the 2004 Plan at the Company's 2017 Annual Meeting of Stockholders and (b) 10,000,000 shares that may become available for reissuance in connection with awards under the 2004 Plan in accordance with the share recycling provisions and the other terms and conditions of the 2004 Plan.  For the purposes hereof, the 13,900,000 additional shares of Common Stock will be referred to collectively as the "**Shares**."

As Senior Vice President, General Counsel and Secretary of the Company, I am familiar with the proceedings taken and proposed to be taken by the Company in connection with the registration of the Shares.  I have examined (i) the Second Restated Certificate of Incorporation of the Company and the Second Amended and Restated Bylaws of the Company; (ii) minutes and records of the corporate proceedings of the Company with respect to the amendment and restatement of the 2004 Plan, the issuance of the Shares pursuant to the 2004 Plan, the filing of the Registration Statement with the SEC and related matters; (iii) the Registration Statement and exhibits thereto; (iv) the 2004 Plan; and (v) such other documents and instruments as I have deemed necessary for the expression of the opinion contained herein.

In making the foregoing examinations, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals, and the conformity to original documents of all documents submitted to me as copies; the legal capacity of all natural persons; and that all applicable fiduciary duties have been satisfied.  In making my examination of documents executed by parties other than the Company, I have assumed (i) that each other party has the power, authority and capacity to execute and deliver, and to perform and observe the provisions of, such documents; (ii) the due authorization by each such party of all requisite action and the due execution and delivery of such documents by each such party; and (iii) that such documents constitute the legal, valid and binding obligations of each such party.  As to any facts material to the opinion expressed herein, I have relied upon statements and representations of officers and other representatives of the Company and public officials, and have conducted no special investigation of factual matters in connection with this opinion.

My examination of matters of law in connection with the opinion expressed herein has been limited to the General Corporation Law of the State of Delaware, including the applicable provisions of the Delaware Constitution and the reported judicial decisions, rules and regulations interpreting such law.  I express no opinion with respect to the laws of any other jurisdiction, and I express no opinion herein concerning any other laws, rules or regulations (including, without limitation, the application of the securities or "blue sky" laws of any state to the offer and/or sale of the Shares).

Based upon my examinations, and the consideration of, and reliance upon, the documents and other matters described above, and assuming that:

(1)  the Shares to be issued or sold in the future under the 2004 Plan will be duly issued or sold in accordance with the terms of the 2004 Plan and the terms of awards made under the 2004 Plan;

(2)  the Company maintains an adequate number of authorized but unissued shares and/or treasury shares for issuance of Shares to be issued pursuant to awards granted under the 2004 Plan; and

(3)   the lawful consideration for the Shares issued pursuant to the awards granted under the 2004 Plan is actually received by the Company as provided in the 2004 Plan and exceeds the par value of such Shares.

I am of the opinion that Shares issued or sold in accordance with the terms of the 2004 Plan and pursuant to awards made under and in accordance with the terms of the 2004 Plan will be legally issued, fully paid and nonassessable.

The opinion expressed herein is rendered pursuant to Item 601(b)(5)(i) of Regulation S-K under the Securities Act and may not be used or relied upon for any other purpose.

I hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement.  In giving such consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC promulgated thereunder.

This opinion is rendered to you as of the date hereof, and I undertake no obligation to advise you of any change in any applicable law or in facts or circumstances which might affect any matters or opinions set forth herein.

Very truly yours,


/s/ James S. Matthews
James S. Matthews
Senior Vice President, General Counsel and Secretary

**Exhibit 23.1**

**CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

We hereby consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 1, 2017 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in Denbury Resources Inc.'s Annual Report on Form 10-K for the year ended December 31, 2016.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Dallas, Texas

June 23, 2017

DEGOLYER AND MACNAUGHTON
5001 SPRING VALLEY ROAD
SUITE 800 EAST
DALLAS, TEXAS 75244

June 23, 2017

Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024

Ladies and Gentlemen:

We hereby consent to the use of the name DeGolyer and MacNaughton and to references to DeGolyer and MacNaughton in the Form S-8 Registration Statement of Denbury Resources Inc. (with respect to the Denbury Resources Inc. 2004 Omnibus Stock and Incentive Plan), to be filed with the Securities and Exchange Commission on or about June 23, 2017, and in the Denbury Resources Inc. Annual Report on Form 10-K for the year ended December 31, 2016, to the incorporation by reference of our letter report dated February 9, 2017, regarding the estimated proved reserves of Denbury Resources Inc., and to the inclusion of information taken from our "Report as of December 31, 2016 on Reserves and Revenue of Certain Properties owned by Denbury Resources Inc. SEC Case," "Report as of December 31, 2015 on Reserves and Revenue of Certain Properties owned by Denbury Resources Inc. SEC Case," and "Appraisal Report as of December 31, 2014 on Certain Properties owned by Denbury Resources Inc. SEC Case."

Very truly yours,


/s/ DeGolyer and MacNaughton

DeGolyer and MacNaughton
Texas Registered Engineering Firm-716